UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission file number: 001-16429

ABB Ltd

(Exact name of registrant as specified in its charter)

Switzerland

(Jurisdiction of incorporation or organization)

Affolternstrasse 44

CH-8050 Zurich

Switzerland

(Address of principal executive offices)

Richard A. Brown

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Introduction

ABB Ltd is a corporation organized under the laws of Switzerland. In this Form SD and the attached Conflict Minerals Report (included as Exhibit 1.01), “ABB”, the “Company”, “we”, and “our” refer to ABB Ltd and its consolidated subsidiaries. ABB is a foreign private issuer as defined under Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Securities Exchange Act of 1934. Our shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

Conflict minerals are defined as cassiterite, columbite-tantalite and wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, as well as gold (3TG). The functionality of a substantial portion of our global product portfolio relies on the use of direct materials, especially electronic components, which include amounts of tin, tantalum, tungsten or gold (necessary conflict minerals). For example, tin, tantalum, tungsten and gold are each contained respectively in weld wire, capacitors, electronic contacts and electrical connection coatings, each of which are components in many of our products. Our operating businesses and their products are described in more detail below.

In 2019, we operated our business through five businesses based on products and services. These businesses included: Electrification, Industrial Automation, Motion, Robotics & Discrete Automation, and Power Grids. We also have certain business operations relating to our remaining engineering, procurement, and construction (EPC) contracts, which are being wound down and managed in a separate business unit outside of the five operating businesses. In December 2018, we announced an agreement to divest 80.1 percent of our Power Grids business to Hitachi Ltd which is expected to be completed at the end of the second quarter of 2020. The scope of our procedures included in this Form SD and the attached Conflict Minerals Report continue to include the operations of the Power Grids business. The description of our businesses and their main products in 2019 is as follows:

•          Electrification: manufactures and sells products and solutions which are designed to provide smarter and safer electrical flow from the substation to the socket. The portfolio of increasingly digital and connected solutions includes electric vehicle charging infrastructure, solar power solutions, modular substation packages, distribution automation products, switchboard and panelboards, switchgear, UPS solutions, circuit breakers, measuring and sensing devices, control products, wiring accessories, enclosures and cabling systems and intelligent home and building solutions, designed to integrate and automate lighting, heating, ventilation, security and data communication networks. During 2019, we reached an agreement to sell our solar inverters business to FIMER S.p.A. and completed the sale in the first quarter of 2020.

•          Industrial Automation: develops and sells integrated automation and electrification systems and solutions, such as process and discrete control solutions, advanced process control software and manufacturing execution systems, sensing, measurement and analytical instrumentation and solutions, electric ship propulsion systems, as well as large turbochargers. In addition, the business offers a comprehensive range of services ranging from repair to advanced services such as remote monitoring, preventive maintenance and cybersecurity services.

•          Motion: manufactures and sells motors, generators, drives, wind converters, mechanical power transmissions, complete electrical powertrain systems and related services and digital solutions for a wide range of applications in industry, transportation, infrastructure, and utilities.

•          Robotics & Discrete Automation: develops and sells robotics and machinery automation solutions, including robots, controllers, software, function packages, cells, programmable logic controllers (PLC), industrial PCs (IPC), servo motion, engineered manufacturing solutions, turn-key solutions and collaborative robot solutions for a wide range of applications. In addition, the business offers a comprehensive range of digital solutions as well as field and after sales service.

1

•          Power Grids: offers a range of products, systems, service and software solutions across the power value chain of generation, transmission and distribution, to utility, industry, transport & infrastructure customers. These offerings address existing and evolving grid needs such as the integration of renewables, digital substations, network control solutions, microgrids and asset management. The division portfolio includes AC and DC transmission systems, substations, as well as a wide range of power, distribution and traction transformers and an array of high-voltage products, such as circuit breakers, switchgear and capacitors.

As ABB files reports with the U.S. Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934, and is a user of necessary conflict minerals to produce its manufactured products, ABB is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (17 CFR Parts 240 and 249b). ABB’s Policy on Conflict Minerals can be found at new.abb.com/about/supplying/conflict-minerals-policy.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 1 - Conflict Minerals Disclosures

a.      We have concluded that during the 2019 calendar year:

i.	based on an analysis of our global product offering, we have manufactured products containing conflict minerals and have determined that the use of these minerals is necessary to the functionality or production of these products.

ii.	based on the Reasonable Country of Origin Inquiry (RCOI) conducted (see below), we have reason to believe that a portion of the Company’s necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country[1] (collectively the “covered countries”) and may not be from recycled or scrap sources.

b.      Description of RCOI

We are a large organization and have manufacturing facilities located around the world. We manufacture products in more than 500 product lines and have approximately 50,000 unique direct material suppliers.

To assess whether the necessary conflict minerals in our products originated from the covered countries, we performed a RCOI by identifying direct suppliers of products likely to contain 3TG and surveying a sample of these suppliers using the Conflict Minerals Reporting Template (CMRT) as developed and issued by the Responsible Minerals Initiative (RMI) of the Responsible Business Alliance (RBA) and the Global eSustainability Initiative (GeSI).

During 2019, we focused on increasing the quality responses from the sample of suppliers selected for surveying. We continue to utilize customized systems to track the link between the components purchased from our suppliers and our products allowing us to make a focused selection of the relevant suppliers of 3TG. In 2019, the coverage of our supplier survey was expanded to include the acquired GE Industrial Solutions business, which was acquired in 2018. We also increased the level of quality required for a supplier response to be accepted and in several cases we removed uncooperative suppliers from the supply chain. The response rate from suppliers was higher in 2019 (94%) versus 2018 (91%) due to a increase in acceptable CMRT quality from suppliers, showing the results of our improved due diligence process and supplier training.

1                       Adjoining countries of the Democratic Republic of the Congo are: Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

2

In 2019, we selected our suppliers for surveying based on the identification of components containing 3TG within ABB products. Based on this evaluation, we selected approximately 5,000 suppliers to be surveyed. We believe our current RCOI and the number of surveyed suppliers provides a sufficient level of coverage that we believe could allow us to appropriately assess the conflict status of our products.

As part of our RCOI, suppliers provided us the names of the original smelters/refiners used by them to process 3TG contained in their products. Based on the list of processing facilities we have compiled and based on smelter/refiner-specific country sourcing information we have received through our membership in the RMI, we believe that some of the necessary conflict minerals in our products may have originated from the covered countries and were not from recycled or scrap sources. Although most suppliers who responded to our survey were able to provide us with a list of the original smelters/refiners that they identified as being used to process 3TG contained in their products, most of our suppliers were unable to identify and represent which smelters/refiners were specifically used for 3TG in the products or materials supplied to ABB. Therefore, the lists of smelters/refiners provided by suppliers may contain facilities that were not used to process 3TG contained in the components they provided to us.

c.      Disclosure of this Form and the Conflict Minerals report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are available on our Web site at www.abb.com/investorrelations under “Quarterly results and annual reports”, “2019”, “SEC Filings”.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABB LTD

	By:	/s/ Timo Ihamuotila
Date: May 27, 2020		Name:	Timo Ihamuotila
		Title:	Executive Vice President and Chief Financial Officer

	By:	/s/ Richard A. Brown
Date: May 27, 2020		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

4